UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. __)*

VitalStream Holdings, Inc.
(Name of Issuer)

Common Stock, par value $0.001 per share
(Title of Class of Securities)

817253107
(CUSIP Number)

David A. Buckel
Vice President and Chief Financial Officer
Internap Network Services Corporation
250 Williams Street
Atlanta, GA 30303
(404) 302-9700

Copies to:
Horace Nash, Esq.
Fenwick & West LLP
Silicon Valley Center
801 California Street
Mountain View, CA 94041
(650) 988-8500
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

October 12, 2006
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ❑

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 817253107	Page 2 of 11 Pages

SCHEDULE 13D

1.	NAME OF REPORTING PERSON Internap Network Services Corporation I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) 91-2145721
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* Not applicable (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS* OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION State of Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER -
	8.	SHARED VOTING POWER 6,494,103 (1)
	9.	SOLE DISPOSITIVE POWER -
	10.	SOURCE OF FUNDS* -
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,494,103 (1)
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 28.0%
14.	TYPE OF REPORTING PERSON* CO

(1)
Represents the aggregate number of outstanding shares of the Issuer’s common stock held by (i) Dolphin Communications Fund L.P., Dolphin Communications Fund II, L.P., Dolphin Communications Parallel Fund, L.P. and Dolphin Communications Parallel Fund II, (Netherlands), L.P. (collectively “Dolphin”) and (ii) WaldenVC II, L.P. (“Walden”), each of which entered into a voting agreement dated October 12, 2006 with Internap Network Services Corporation (“Internap”) obligating each of Dolphin and Walden, as applicable, to vote such shares in favor of the proposed acquisition of Issuer by Internap and related matters, and with respect to which Dolphin and Walden granted Internap a proxy granting Internap the right to vote on each such holder’s behalf in favor of such matters. For more information regarding Dolphin and Walden, please see Schedule B, attached hereto. Internap expressly disclaims beneficial ownership of any of the shares of the Issuer’s common stock subject to the voting agreements and proxies.

*	Based on 23,224,272 shares of the Issuer’s Common Stock outstanding as of October 10, 2006, as represented by the Issuer in the Agreement and Plan of Merger discussed in Items 3 and 4 below.

CUSIP No. 817253107	Page 3 of 11 Pages

SCHEDULE 13D
Item 1. Security and Issuer.

The class of equity securities to which this Schedule 13D relates is Common Stock, par value $0.001 per share (the “Common Stock”) of VitalStream Holdings, Inc. (“VitalStream” or the “Issuer”). The principal executive offices of the Issuer are located at 555 Anton Blvd., Suite 400, Costa Mesa, CA 92626.

Item 2. Identity and Background.

(a)    The name of the corporation filing this Schedule is Internap Network Services Corporation.

(b)    Internap’s place of organization is the State of Delaware.

(c)    Internap markets products and services that optimize the performance and reliability of strategic business Internet applications for e-commerce, customer relationship management, multimedia streaming, Voice-over Internet Protocol, virtual private networks and supply chain management.

(d)    The principal executive offices of Internap are located at 250 Williams Street, Atlanta, GA 30303.

(e)    Neither Internap nor, to Internap’s knowledge, any person named on Schedule A, attached hereto, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) during the last five years.

(f)    Neither Internap nor, to Internap’s knowledge, any person named on Schedule A, attached hereto, was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws during the last five years.

(g)    To Internap’s knowledge, each of the individuals identified on Schedule A, attached hereto, is a citizen of the United States.

Item 3. Source and Amount of Funds or Other Consideration.

VitalStream entered into an Agreement and Plan of Merger, dated as of October 12, 2006, by and among Internap, Ivy Acquisition Corp. (“Acquisition Sub”), and VitalStream (the “Merger Agreement”), a copy of which is attached hereto as Exhibit 99.1, which provides for the acquisition of VitalStream by Internap by means of a merger of Acquisition Sub, a wholly owned subsidiary of Internap, with and into VitalStream. As a result of this merger, VitalStream will become a wholly owned subsidiary of Internap. As provided for in the merger agreement and as an inducement for Internap to enter into the Merger Agreement and in consideration thereof, the stockholders of VitalStream identified on Schedule B (collectively, the “Stockholders”), each entered into a separate Voting Agreement with Internap, dated October 12, 2006, as more fully described in Item 4 hereto, whereby each Stockholder agreed to vote all of the shares of Internap common stock currently beneficially owned by such Stockholder or acquired by such Stockholder after such date in favor of the merger and related matters. Each of the Stockholders also granted Internap an irrevocable proxy granting Internap the right to vote such shares in favor of such matters (the voting agreements and proxies together are referred to herein as the “Voting Agreements”). Internap did not pay additional consideration to the Stockholders in exchange for the Voting Agreements.

CUSIP No. 817253107	Page 4 of 11 Pages

SCHEDULE 13D

References to, and descriptions of, the merger, the Merger Agreement and the Voting Agreements throughout this Schedule 13D are qualified in their entirety by reference to the Merger Agreement filed as Exhibit 2.1 to Internap’s Current Report on Form 8-K filed on October 12, 2006 and incorporated herein by reference and the Form of Voting Agreement attached hereto as Exhibit 99.2. The summaries of such agreements contained in this Schedule 13D are qualified in their entirety by reference to such agreements.

Item 4. Purpose of Transaction.

(a) - (b)  As described in Item 3 above, this Schedule 13D relates to the proposed acquisition of VitalStream by Internap pursuant to the terms of the Merger Agreement. As provided for in the merger agreement and to induce Internap to enter into the Merger Agreement, the Stockholders entered into the Voting Agreements. The purpose of the Voting Agreements is to facilitate the consummation of the merger contemplated by the Merger Agreement.

The Merger Agreement provides that, upon the consummation of the merger, each outstanding share of VitalStream common stock will be converted into the right to receive 0.5132 shares of Internap common stock. All options to purchase VitalStream common stock (each a “VitalStream Option”) that are outstanding immediately prior to the consummation of the merger shall be assumed by Internap and, as part of the merger, shall automatically be converted into options to purchase a number of shares of Internap common stock equal to the number of shares of VitalStream common stock subject to the VitalStream Option multiplied by 0.5132, and the exercise price of the options shall be adjusted accordingly..

By executing the Voting Agreements, the Stockholders have (i) agreed to vote all of the shares of VitalStream common stock currently beneficially owned by them or acquired by them prior to the expiration of the Voting Agreement in favor of the merger, adoption of the Merger Agreement and any other matter contemplated by the Merger Agreement and any action required in the furtherance thereof and against any acquisition proposal and any other matter that would reasonably be expected to impede, interfere with, delay, postpone, discourage or adversely affect the merger or any of the transactions contemplated by the Merger Agreement, and (ii) granted Internap irrevocable proxies granting the right to vote such shares as specified in clause (i). The Voting Agreements terminate upon the earlier to occur of the effectiveness of the merger or the date and time of the valid termination of the Merger Agreement in accordance with its terms

(c)    Not applicable.

(d)    It is anticipated that upon the consummation of the merger, the officers and directors of Acquisition Sub shall become the officers and directors of VitalStream (the surviving corporation in the merger), until their respective successors are duly elected or appointed and qualified.

(e)    Other than as a result of the merger described in Item 3 and in this Item 4, not applicable.

(f)    Not applicable.

CUSIP No. 817253107	Page 5 of 11 Pages

SCHEDULE 13D

(g)    Upon the consummation of the merger, the Articles of Incorporation and Bylaws of VitalStream shall be amended and restated in their entirety in accordance with the terms of Section 1.4 of the Merger Agreement.

(h) - (j)   Upon consummation of the merger, VitalStream common stock will cease to be listed on the NASDAQ Global Market and will become eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended.

Item 5. Interest in Securities of the Issuer.

(a)-(b)    As a result of the Voting Agreements, Internap may be deemed to be the beneficial owner of 6,494,103 shares of VitalStream common stock. This number of shares represents approximately 28.0% of the issued and outstanding shares of VitalStream common stock based on the number of shares outstanding as of October 10, 2006 (as represented by VitalStream in the Merger Agreement). Internap disclaims any beneficial ownership of such shares, and nothing herein shall be deemed to be an admission by Internap as to the beneficial ownership of such shares.

To Internap’s knowledge, no shares of VitalStream common stock are beneficially owned by any of the persons listed on Schedule A to this Schedule 13D.

(b)    Internap may be deemed to have shared voting power of the 6,494,103 shares of VitalStream common stock held by the Stockholders due to Internap’s right under the Voting Agreements to direct the voting of such shares with respect to the matters specified in the Voting Agreements (and to vote such shares in accordance with the proxies). However, Internap does not control the voting of such shares with respect to other matters, and does not possess any other rights as a VitalStream stockholder with respect to such shares.

Information required by Item 2 (a)-(c) with respect to each Stockholder is set forth on Schedule B. To Internap’s knowledge, none of the persons identified on Schedule B (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) during the last five years, or (ii) was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws during the last five years.

(c)    To Internap’s knowledge, no transactions in VitalStream common stock have been affected during the past sixty days by any person named pursuant to Item 2.

(d)    To Internap’s knowledge, no person other than the Stockholders identified on Schedule B has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such shares.

(e)    Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

A copy of the Merger Agreement is filed as Exhibit 2.1 to Internap’s Current Report on Form 8-K filed on October 12, 2006 and is incorporated herein by reference. A form of the Voting Agreement is attached hereto as Exhibit 99.2. The summaries of such agreements contained in this Schedule 13D are qualified in their entirety by reference to such agreements.

CUSIP No. 817253107	Page 6 of 11 Pages

SCHEDULE 13D

The terms of the Voting Agreements are described under Item 4(a)-(b) above. The Voting Agreements also apply to any shares of VitalStream common stock acquired by the parties to such agreements after the date of the Voting Agreements and before the Expiration Date. Internap disclaims beneficial ownership of all such shares. The summaries of such agreements contained in this Schedule 13D are qualified in their entirety by reference to such agreements. Except as described in this Schedule 13D or the Exhibits hereto, to the knowledge of Internap, there are no contracts, arrangements, understandings or relationships among the persons named in Item 2 and between such persons and any other person with respect to any securities of the Issuer, including but not limited to the transfer or voting of any shares of Common Stock, finder’s fees, joint ventures, loans or option arrangements, puts or calls, guarantees or profits, division of profits or loss or the giving or withholding of proxies.

Item 7. Materials to be Filed as Exhibits.

The following documents are filed as exhibits to this Schedule:

Exhibit	Title
99.1
Agreement and Plan of Merger, dated as of October 12, 2006, by and among Internap Network Services Corporation, Ivy Acquisition Corp., and VitalStream Holdings, Inc. (filed as Exhibit 2.1 to Internap’s Current Report on Form 8-K dated as of October 12, 2006, and incorporated herein by reference).

99.2
Form of Voting Agreement, dated as of October 12, 2006, by and between Internap Network Services Corporation and each of Dolphin Communications Fund L.P., Dolphin Communications Fund II, L.P., Dolphin Communications Parallel Fund, L.P., Dolphin Communications Parallel Fund II, (Netherlands), L.P. and WaldenVC II, L.P.*

* Filed herewith

CUSIP No. 817253107	Page 7 of 11 Pages

SCHEDULE 13D

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

INTERNAP NETWORK SERVICES CORPORATION
Date: November 3, 2006

By: /s/ David A. Buckel
David A. Buckel
Vice President and Chief Financial Officer

CUSIP No. 817253107	Page 8 of 11 Pages

SCHEDULE 13D

Schedule A

Directors and Executive Officers of Internap Network Services Corporation

The following table sets forth the name and present principal occupation or employment of each director and executive officer of Internap Network Services Corporation. The business address of each person listed below is c/o Internap Network Services Corporation 250 Williams Street, Atlanta, GA 30303.

Board of Directors

Name	Principal Occupation or Employment

Eugene Eidenberg	Strategic Advisor of Granite Venture Associates LLC

Patricia L. Higgins	Member of the Board of Directors of each of Internap Network Services Corporation, Delta Airlines and Visteon Corp. and Barnes & Noble, Inc.

Charles B. Coe	Member of the Board of Directors of Internap Network Services Corporation

James P. DeBlasio	President and Chief Executive Officer of Internap Network Services Corporation

William J. Harding	Managing Director of Morgan Stanley & Co., Inc. and Managing Member of Morgan Stanley Venture Partners III, LLC

Frederic W. Harman	Managing Member of the General Partners of venture capital funds affiliated with Oak Investment Partners

Kevin L. Ober	Managing Partner of Divergent Venture Partners.

Dr. Daniel C. Stanzione	Member of the Board of Directors of Internap Network Services Corporation and Quest Diagnostics

CUSIP No. 817253107	Page 9 of 11 Pages

SCHEDULE 13D

Executive Officers

Name	Title

James P. DeBlasio	President and Chief Executive Officer of Internap Network Services Corporation

David A. Buckel	Vice President and Chief Financial Officer

David L. Abrahamson	Executive Vice President of Sales

Eric Klinker	Chief Technology Officer and Vice President of Engineering

Eric Suddith	Vice President of Human Resources

CUSIP No. 817253107	Page 10 of 11 Pages

SCHEDULE 13D

Schedule B

Parties to Voting Agreements with Internap Network Services Corporation

The following table sets forth the name and principal occupation or employment of each stockholder of VitalStream that has entered into a Voting Agreement with Internap in connection with the Merger Agreement, and the aggregate number of shares of VitalStream common stock held by each such person as of October 10, 2006.*

Name	Total Beneficial Ownership of Shares as of October 10, 2006	State or Other Place of Organization	Address of Principal Business and Principal Office
The Dolphin Reporting Group comprised of Dolphin Communications I, LLC, Dolphin Communications, LP, Dolphin Communications II, LP, Dolphin Communications Fund, LP, Dolphin Communications Fund II, LP, Dolphin Communications Parallel Fund, LP, Dolphin Communications Parallel Fund II Netherlands, LP, and Richard Brekka. Authority to make voting and investment decisions with respect to shares owned by all such selling stockholders is held by Richard Brekka. (venture capital fund)	3,190,144	Delaware	750 Lexington Ave, 16th Floor New York, New York 10022

The Walden Reporting Group comprised of WaldenVC II, LP, WaldenVC, LLC and various individual managers of WaldenVC, LLC. Authority to make voting and investment decisions with respect to shares owned by such selling stockholder is held by WaldenVC, LLC whose managers are Arthur Berliner, Steven Eskenazi, Lawrence Marcus and Matthew Miller. (venture capital fund)	3,305,959	California	750 Battery St., 7th Floor San Francisco, CA 94110

Total	6,496,103

__________
*
As noted in Item 6 above, the Voting Agreements also apply to any shares of VitalStream common stock acquired by the parties to such agreements after the date of the Voting Agreements and prior to the Expiration Date. The above table includes the total shares of common stock held as of August 31, 2006, as represented by VitalStream in the Form S-3 filed by VitalStream on September 12, 2006.

CUSIP No. 817253107	Page 11 of 11 Pages

SCHEDULE 13D

EXHIBIT INDEX

Exhibit	Title
99.1
Agreement and Plan of Merger, dated as of October 12, 2006, by and among Internap Network Services Corporation, Ivy Acquisition Corp., and VitalStream Holdings, Inc. (filed as Exhibit 2.1 to the Internap’s Current Report on Form 8-K dated as of October 12, 2006, and incorporated herein by reference).

99.2
Form of Voting Agreement, dated as of October 12, 2006, by and between Internap Network Services Corporation and each of Dolphin Communications Fund L.P., Dolphin Communications Fund II, L.P., Dolphin Communications Parallel Fund, L.P., Dolphin Communications Parallel Fund II, (Netherlands), L.P. and WaldenVC II, L.P.*

* Filed herewith